

Mail Stop 3233

January 29, 2019

<u>Via E-mail</u>
Alex Brown
President, Chief Executive Officer,
Treasurer and Chairman
Victory Commercial Management
3rd Floor, 369 Lexington Ave
New York, NY 10017

> **Re: Victory Commercial Management Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 11, 2018**
> **File No. 333-228242**

Dear Mr. Brown:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Condensed Unaudited Consolidated Balance Sheets as of September 30, 2018 and December 31, 2017, page F-38</u>

1.   With respect to the $5,362,889 other receivable, please tell us and revise to disclose the nature, credit terms, and how you assessed the collectability, of this receivable. Also, tell us and revise to disclose your accounting policy for recognition of interest income and the specific guidance related to that type of receivable upon which you relied.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Shannon Sobotka, Staff Accountant, at (202) 551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3207 with any other questions.

Sincerely,

/s/ Sara von Althann

Sara von Althann
Staff Attorney
Office of Real Estate and
Commodities

cc: Arila Zhou, Esq.
        Hunter Taubman Fischer & Li LLC